Consent form re: filing of tech report

I, Alex Mitchell, am one of the authors of a technical Report (the "Technical Report") dated December 2, 2005 and entitled "Analysis of Technical Criteria for the Belahouro Gold Mine Project, Burkina Faso".  I have read the news release of Golbelt Resources Ltd. announcing the filing of the Technical Report.  I consent to the filing of the Technical Report on SEDAR and confirm that the news release fairly and accurately represents the information in the Technical Report which supports the disclosure.

Dated this 10th day of February, 2006

Alex Mitchell